

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
477 Rosemary Avenue
West Palm Beach, Florida 33410

**RE: Forward Industries, Inc.**
**Form 10-K for the Year Ended September 30, 2012**
**Filed December 20, 2012**
**File No. 1-34780**

Dear Mr. McKenna:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business, page 5

Corporate History

1. In light of your disclosure that you are exiting the global retail business, with a view towards future disclosure, please explain to us the statement that as part of your strategy to develop a global retail distribution capability, you are reinvesting in both staff and infrastructure at Forward Switzerland.

Product Supply, page 8

Suppliers, page 8

2. We note, among other things, that one of your suppliers has accounted for more than half of your product purchases in both fiscal years 2011 and 2012. In future filings please disclose,

to the extent material, the names of your principal suppliers.  <u>See</u> Item 101(h)(4)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions.

Sincerely,

/s/ Era Anagnosti

*for* Pamela Long
Assistant Director